UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: June 30, 2002 . . . . . . . . . . . .SEC FILE NUMBER 33-2128-D
                                                       CUSIP NUMBER 488159-10- 4

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant                     Nexia Holdings, Inc.
                                                     --------------------

         Former Name if Applicable                   N/A
                                                     -----------

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The financial records storage system for the Company is maintained on a computer system. Software failures resulted in the loss of several areas of information that have required an extensive number of hours to review and determine what information had been lost. Efforts to restore and recreate that information are continuing through the date of this filing and it is hoped that this process will be completed in time to file financial information within the five day extension period. As a result, the Company's Form 10-QSB could not be prepared for timely filing without unreasonable effort and expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                     Richard D. Surber        President          (801)575-8073
                     -----------------------------------------------------------
                     (Name)                   (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                          (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          (X) Yes  ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates significant changes in the results of operations due to the acquisition of in excess of $7 million in assets and operating subsidiaries in the 1st quarter of 2002. In the prior year, the Company was a development stage company with no operations and comparatively very little in assets.

                              Nexia Holdings, Inc.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002            By: /s/ Richard D. Surber
     ----------------            ------------------------
                                 Name: Richard D. Surber
                                 Title: President


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